Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization

Rhode Island LFG Genco, LLC	Delaware

Ridgewood Providence Power Partners, L.P.	Delaware

Ridgewood Rhode Island Generation, LLC	Delaware

Ridgewood Maine LLC	Delaware

Ridgewood Maine Hydro Power Partners, L.P.	Delaware

Linwood 0708 LLC	Delaware